Exhibit 99.1

YM BIOSCIENCES RAISES US $ 40 MILLION

MISSISSAUGA, Canada - February 14, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that it has received subscriptions for approximately 9.5 million common shares in a “registered direct” offering at an issue price of US $4.25 for gross proceeds of approximately US $40 million. SG Cowen & Co., LLC served as lead placement agent and Dundee Securities Corporation and Canaccord Capital Corporation served as co-placement agents for the transaction.

The funds will be used principally to fund YM’s drug development activities and for general corporate purposes.

Subscribers for the issue included leading health care institutional investors led by Great Point Partners, LLC

The transaction is expected to close on or about February 17, 2006, pending stock exchange approval.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications.

In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. The Company also has a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events, including with respect to the closing of the offering of the common shares. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, the failure to obtain stock exchange approval for the offering of the common shares, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

A prospectus relating to the offering that meets the requirements of the United States Securities Act of 1933 can be obtained from Investor Relations at the Company at Tel: 905-629-6761 or email ir@ymbiosciences.com.

Enquiries:

Thomas Fechtner, The Trout Group LLC	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-212-477-9007 x31	Tel. +1-905-629-9761
Fax +1-212-460-9028	Fax +1-905-629-4959
Email: tfechtner@troutgroup.com	Email: ir@ymbiosciences.com

James Smith, the Equicom Group Inc.
Tel. +1-416-815-0700 x 229
Fax +1-416-815-0080
Email: jsmith@equicomgroup.com